Resin Systems Announces Appointment of New Chief Financial Officer

Calgary, Alberta, June 2, 2008:  Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a technology innovator that develops advanced composite material products for infrastructure markets, is pleased to announce the appointment of Mr. Dimitrios (Jim) Leonidas as chief financial officer.

“Jim is a great addition to our team” said Paul Giannelia, president and chief executive officer of RS. “We were patient and waited until we were able to attract the right person for this key position.”

Mr. Leonidas possesses excellent leadership skills and vision. He has more than 17 years of experience in all aspects of corporate finance, acquisitions and operations. He has held a series of increasingly senior roles of responsibility within the SNC Lavalin group of global engineering companies. Over the past several years, he has either led or participated in over $1 billion of public debt and equity issuances domestically and has held roles in both finance and operations. He has also led complicated global business transactions in Asia, Europe and South America.

Prior to joining RS, Mr. Leonidas was the chief financial officer and corporate secretary of AltaGas Utility Group Inc., (AUI - TSX). He has a degree in Agricultural Engineering from McGill University and a Graduate Diploma in Public Accountancy from Concordia University. He is a member of the Institutes of Chartered Accountancy of Alberta and Ontario.

“Jim’s extensive expertise in corporate financial affairs combined with his operational experience in a global environment will generate instant impact on our efforts to grow our business” said Mr. Giannelia.

About RS

RS is a technology innovator that develops advanced composite material products for infrastructure markets. These advanced material products are not only structurally superior to products made with traditional building blocks of wood, steel or concrete, they are also lighter, more durable and longer-lasting. The company has entered the global market with its award winning utility poles and conveyor roller tubes as its two initial products, and continues to identify a growing list of additional innovative products.

RS designs, engineers and develops its products in-house, while outsourcing where applicable, its manufacturing and distribution.

For the latest on RS's developments, go to the company’s website at www.grouprsi.com.

"RStandard" is a trademark of RS.

For further information please contact:

Resin Systems Inc.

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000

Fax: (403) 219-8001

Email:  info@grouprsi.com